SECUR 02022449 OMMISSION

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SEC MAIL PROCESSING RECEIVED APR 29 2002 151 SECTION WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/01/01 AND ENDING 2/28/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Tokyo-Mitsubishi Securities (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas - 11th Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Bugge (212) 782-6863
(Area Code — Telephone No.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

We, Keizo Iijima and Naoyuki Mizuguchi, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Tokyo-Mitsubishi Securities (USA), Inc. (a wholly-owned subsidiary of The Bank of Tokyo-Mitsubishi, Ltd.) for the year ended February 28, 2002, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

April 19, 2002

Mr. Keizo Iijima Date

President

Title

April 19, 2002

Mr. Naoyuki Mizuguchi Date

Executive Vice President

Title

Subscribed and sworn to before me on
this 22 day of April 2002

Notary Public

NANCY MALLM MORTON
Notary Public, State of New York
No. 01MC[illegible]
Qualified in New York County
Commission [illegible] 2002

TOKYO-MITSUBISHI SECURITIES (USA), INC.

(A wholly-owned subsidiary of The Bank of Tokyo-Mitsubishi, Ltd.)

(SEC I.D. NO. 8-43026)

STATEMENT OF FINANCIAL CONDITION
AS OF FEBRUARY 28, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Tokyo-Mitsubishi Securities (USA), Inc.

We have audited the accompanying statement of financial condition of Tokyo-Mitsubishi Securities (USA), Inc. (the "Company") (a wholly-owned subsidiary of The Bank of Tokyo-Mitsubishi, Ltd.) as of February 28, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Tokyo-Mitsubishi Securities (USA), Inc. at February 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

April 19, 2002

TOKYO-MITSUBISHI SECURITIES (USA), INC.
(A wholly-owned subsidiary of The Bank of Tokyo-Mitsubishi, Ltd.)

STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2002

ASSETS

Cash	$	3,832
Cash segregated under federal and other regulations		15,000
Federal funds sold		9,881,000
Deposit with clearing organization		500,000
Receivables:		
Brokers, dealers and clearing organizations		4,816,045
Customers		11,971,711
Affiliates		4,144,032
Securities purchased under agreement to resell		1,962,386,000
Interest receivable		1,027,951
Furniture, leasehold improvements and equipment, at cost (less accumulated depreciation and amortization of $1,643,800)		814,912
Other assets		126,737
TOTAL ASSETS	$	1,995,687,220

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payables:		
Brokers and dealers	$	11,288,414
Customers		1,656,779
Affiliates		256,005
Securities sold under agreements to repurchase		1,908,255,602
Interest payable		264,784
Accrued expenses and other liabilities		4,876,341
Total liabilities		1,926,597,925
STOCKHOLDER'S EQUITY:		
Common stock, no par value; 2,000 shares authorized, 690 shares outstanding		69,000,000
Retained earnings		89,295
Total stockholder's equity		69,089,295
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,995,687,220

See notes to the statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Tokyo-Mitsubishi Securities (USA), Inc. (the "Company") is a wholly-owned subsidiary of The Bank of Tokyo-Mitsubishi, Ltd., which is a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group, Inc. (the "Parent"). The Company is registered as a broker-dealer pursuant to Section 15b under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Securities Transactions - Customer securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and federal agency securities, are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest, as specified in the respective agreements. Additionally, the Company takes possession of the securities under agreements to resell at the time such agreements are made. In the event the market value of such securities falls below the related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral.

Reverse repurchase and repurchase agreements are reported net by counterparty, when applicable, pursuant to the provisions of Financial Accounting Standards Board ("FASB") Interpretation 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*.

Furniture, Leasehold Improvements and Equipment - Furniture and equipment are depreciated on a straight-line basis over their useful lives of 3 to 6 years, and leasehold improvements are amortized on a straight-line basis over the lesser of their estimated lives or the life of the Company's lease.

Advisory Fees - Advisory fees are mainly derived from the Company acting as agent in private placements and performing consulting services to an affiliate in a bond underwriting. These new services were implemented on June 25, 2001. These revenues are recognized when the services are rendered on an accrual basis.

Service Fees - Service fees are derived from performing various services to affiliates. These revenues are recognized when the services are rendered on an accrual basis.

New Accounting Pronouncements - On January 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts ("embedded derivatives"), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in fair value of a derivative depends on its intended use and the resulting designation. The adoption of SFAS No. 133 did not have a material impact on the Company's statement of financial condition.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125.* SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of the provisions of SFAS No. 125, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,* without consideration. On April 1, 2001, the Company adopted the provisions of this statement that were required to be adopted in the second quarter of 2001. These provisions changed the accounting for certain securities lending transactions. Under the new provisions, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes on the statement of financial condition the securities received as well as an obligation to return the securities lent. The Company does not act as a lender of securities for securities transactions and consequently was not affected by the provisions of this statement.

The Company enters into a substantial amount of securities transactions (repurchase and reverse repurchase agreements and bond borrow versus pledged security agreements). At February 28, 2002, the Company had securities borrowed and securities pledged (principally U.S. government and federal agency securities) with market values of approximately $981,043,807 and $997,674,997, respectively, of which $862,151,259 and $874,528,072, respectively, were with an affiliate. The market value of the securities collateralizing these transactions approximates contract value.

The Company pledges securities to a clearing organization and to another broker-dealer. These securities have an approximate market value of $25,714,370 at February 28, 2002.

In July 2001, the FASB issued SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets*. The provisions of these statements are effective for statement of financial condition issued for fiscal periods beginning after December 15, 2001. No material impact is expected on the Company's statement of financial condition.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The provisions of this statement are effective for statement of financial condition issued for fiscal periods beginning after December 15, 2001. No material impact is expected on the Company's statement of financial condition.

2. TRANSACTIONS WITH RELATED PARTIES

The Parent and affiliates provide office space and certain administrative services to the Company under formal agreements. The Company's lease for office space expires on September 29, 2008.

At February 28, 2002, the Company also had reverse repurchase agreements and repurchase agreements with contract amounts of $795,772,468 and $72,512,287, respectively, with the Parent and affiliated companies.

Included in broker-dealer receivables and payables are amounts from a foreign broker-dealer affiliate, in which the Company acts as agent in customer securities transactions, in the amount of $920,779 and $11,273,037, respectively.

The Company has a line of credit of $500,000,000 with the Parent, which expires June 30, 2002. At February 28, 2002, the Company had no amounts outstanding against the line of credit.

3. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method under SFAS No. 109, *Accounting for Income Taxes*. The income tax provision for the year ended February 28, 2002 consists of current and deferred state and local taxes.

The Company has no provision for Federal income taxes as a result of utilizing prior years net operating losses to offset current taxable income. State and local taxes have been computed on an average asset basis. The Company has a Federal tax net operating loss carryforward of approximately $7,617,000, which will expire in years ending February 28, 2007 through 2021, and an alternative minimum tax credit carryforward of approximately $123,000, which does not expire. The Company also has deferred tax assets at February 28, 2001 of approximately $3,085,000 primarily attributable to the tax benefit of the Federal net operating loss carryforward, and deferred tax liabilities of approximately $75,000 primarily due to tax depreciation in excess of financial statement depreciation. As in prior years, the Company has recorded a 100% valuation allowance against the net deferred tax asset, which decreased during the current year by approximately $821,000 as a result of the utilization of a portion of the net operating loss carryforward, net of tax depreciation in excess of book depreciation.

4. COMMITMENTS AND CONTINGENCIES

Market Risk - In the normal course of business, the Company enters into transactions in a variety of financial instruments with market risk in order to meet its financing and hedging needs, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities. These transactions include the purchase and sale of forwards and futures contracts. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in interest rates.

Credit Risk - The contract amounts of these instruments reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance on forward and futures contracts is limited to the amounts reflected in the Company's statement of financial condition. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

In the normal course of business, the Company's client activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the client is unable to fulfill its contracted obligations.

In accordance with industry practice, the Company records client securities transactions on a settlement date basis, which is generally within one to three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the client's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions is not expected to have a material impact upon the Company's statement of financial condition.

The Company's client financing and securities settlement activities require the Company to pledge client securities as collateral in support of various secured financing sources such as securities borrowed and repurchase agreements. In the event the counterparty is unable to meet its contracted obligation to return client securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations.

The Company seeks to control repurchase agreement credit risk by monitoring the market value of securities pledged on a daily basis and by requiring additional collateral to be deposited with or returned to the Company when deemed necessary. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis. At February 28, 2002, the Company had $53,595,000 of exposure from a forward repurchase agreement outstanding with a BB rated counterparty.

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On February 13, 2002, the Company terminated a revolving subordinated loan agreement with the Parent, which provided up to $45,000,000 of subordinated borrowings. At February 28, 2002, no borrowings were outstanding under this agreement.

6. FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

For cash, repurchase and reverse repurchase agreements, and receivables and payables from brokers, dealers, affiliates and clearing organizations, carrying values are reasonable estimates of fair value. Taken together, financial instruments recorded at market or fair value and financial instruments recorded at amounts which approximate market or fair value represent substantially all recorded assets and liabilities.

7. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 28, 2002, the Company had net capital of $59,620,347, which was $59,228,099 in excess of its required net capital of $392,248. The Company's net capital ratio was .10 to 1.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

April 19, 2002

Tokyo-Mitsubishi Securities (USA), Inc.
1251 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of Tokyo-Mitsubishi Securities (USA), Inc. (the "Company") (a wholly-owned subsidiary of the Bank of Tokyo-Mitsubishi, Ltd.) for the year ended February 28, 2002 (on which we issued our report dated April 19, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would by material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP